FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Announces BlackBerry Mobile Fusion – The Next Generation Enterprise Mobility Solution for BlackBerry, Android and iOS Smartphones and Tablets	3

Document 1

November 29, 2011

RIM Announces BlackBerry Mobile Fusion – The Next Generation Enterprise Mobility Solution for BlackBerry, Android and iOS Smartphones and Tablets

Simplifies Management of Smartphones and Tablets for Business and Government

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced BlackBerry® Mobile Fusion – the Company’s next-generation enterprise mobility solution and RIM’s entry into the multi-platform Mobile Device Management (MDM) marketplace. Building on years of leading enterprise mobility management solutions from RIM, BlackBerry Mobile Fusion will simplify the management of smartphones and tablets running BlackBerry®, Google® Android® and Apple® iOS® operating systems.

“We are pleased to introduce BlackBerry Mobile Fusion – RIM’s next generation enterprise mobility solution – to make it easier for our business and government customers to manage the diversity of devices in their operations today,” said Alan Panezic, Vice President, Enterprise Product Management and Marketing at Research In Motion. “BlackBerry Mobile Fusion brings together our industry-leading BlackBerry Enterprise Server technology for BlackBerry devices with mobile device management capabilities for iOS and Android devices, all managed from one web-based console. It provides the necessary management capabilities to allow IT departments to confidently oversee the use of both company-owned and employee-owned mobile devices within their organizations.”

RIM is the leading provider of enterprise mobility solutions with over 90 percent of the Fortune 500 provisioning BlackBerry devices today. The enterprise market for smartphones and tablets continues to grow in both the company-provisioned and employee-owned (Bring Your Own Device or BYOD) categories. BYOD in particular has led to an increase in the diversity of mobile devices in use in the enterprise and new challenges for CIOs and IT departments as they struggle to manage and control wireless access to confidential company information on the corporate network. This has resulted in increased demand for mobile device management solutions.

BlackBerry Mobile Fusion brings together the market-leading BlackBerry® Enterprise Server (version 5.0.3) for BlackBerry smartphones; new management capabilities for BlackBerry PlayBook tablets built on BlackBerry Enterprise Server technology; and mobile device management for smartphones and tablets running Android and iOS operating systems.

BlackBerry Mobile Fusion will provide the following mobile device management capabilities for all supported mobile devices*:

•	Asset management
•	Configuration management
•	Security and policy definition and management
•	Secure and protect lost or stolen devices (remote lock, wipe)
•	User- and group-based administration
•	Multiple device per user capable
•	Application and software management
•	Connectivity management (Wi-Fi®, VPN, certificate)
•	Centralized console
•	High scalability

BlackBerry smartphones will continue to benefit from the many advantages of the end-to-end BlackBerry solution including the same advanced IT management, security and control available with BlackBerry Enterprise Server 5.0.3, which is part of BlackBerry Mobile Fusion. These advanced features include BlackBerry® Balance™ technology supporting the use of a single device for both work and personal purposes without compromising the organization’s need to secure, manage and control confidential information; over 500 IT policies; over-the-air app and software installation and management; high availability; and much more. BlackBerry Mobile Fusion will also introduce new self-service functionality for employees to secure lost or stolen BlackBerry smartphones and BlackBerry PlayBook tablets.

BlackBerry Mobile Fusion is currently in early beta testing with select enterprise customers. RIM is now accepting customer nominations for the closed beta program which will start in January, and general availability is expected in late March.

For more information, visit www.blackberry.com/mobilefusion.

* Device security, manageability and controls will continue to vary according to the inherent capabilities of the individual device operating systems.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 29, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations